# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Provident Financial Holdings. Inc., CIK 0001010470
CUSIP: 743868101
Title of class of securities: Commmon Stock
Address of issuer's principal executive offices: 3756 Central Avenue, Riverside, California (CA), 92506
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001169581

## Reporting persons
- Raffles Associates LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 391,239; shared voting power 0; sole dispositive power 391,239; shared dispositive power 0; aggregate amount beneficially owned 391,239 (6.14% of the class)

## Item 1. Issuer
Name of issuer: Provident Financial Holdings. Inc.
Address of issuer's principal executive offices: 3756 Central Avenue, Riverside, CALIFORNIA 92506

## Item 2. Person Filing
Name of person filing: Raffles Associates, L.P.
Address of principal business office or, if none, residence: 5 Penn Plaza, 19th Floor, New York NY 10001
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 391,239
Percent of class: 6.14
Sole power to vote or to direct the vote: 391239
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 391,239
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to QIB is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Raffles Associates LP: Paul H. O'Leary, General Partner (02/14/2026)